Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-85658, 333-87180, 333-102577 and 333-107288 on Form S-3 and Registration Statement Nos. 333-67392, 333-74032, 333-85402, 333-90530, 333-106996 and 333-106994 on Form S-8 of Inverness Medical Innovations Inc. (“Inverness”) of our report dated October 24, 2003 relating to the statements of net assets sold of the Rapid Diagnostics Product Lines of the Abbott Diagnostics Division and Ross Products Division of Abbott Laboratories as of September 30, 2003 and December 31, 2002 and 2001, and the related statements of net sales in excess of expenses for the nine-month period ended September 30, 2003 and the years ended December 31, 2002 and 2001, appearing in this Current Report on Form 8-K/A of Inverness dated November 20, 2003.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
November 20, 2003